Exhibit 21

SUBSIDIARIES OF FPL GROUP, INC. AND FLORIDA POWER & LIGHT COMPANY

FPL Group Inc.'s principal subsidiaries as of December 31, 2003 are listed below. All other subsidiaries, including subsidiaries of Florida Power & Light Company, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.

Subsidiary	State or Jurisdiction of Incorporation
1. Florida Power & Light Company (100%-owned)	Florida
2. FPL Group Capital Inc (100%-owned)	Florida
3. FPL Energy, LLC [a] [b]	Delaware
4. Bay Loan and Investment Bank [b]	Rhode Island
5. Palms Insurance Company, Limited [b]	Cayman Islands

[a] Includes 214 subsidiaries that operate in the United States in the same line of business as FPL Energy, LLC

[b] 100%-owned subsidiary of FPL Group Capital Inc